Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

Notice is hereby given that an extraordinary general meeting of the shareholders of Bioblast Pharma Ltd. (“Company”) will be held on September 18, 2017, at 10:00 am Israel time, at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purpose:

1.	To approve a reverse split of the Company’s share capital at the ratio of five to one and to amend the Company’s Amended and Restated Articles of Association accordingly.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company’s Amended and Restated Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Capital Market on August 21, 2017 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder’s Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our board of directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder’s Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by September 18, 2017 at 6:00 am Israel time, which is September 17, 2017 at 11:00 pm Eastern time.

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote “FOR” or “AGAINST” a specific resolution.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price

Executive Chairman of the Board of Directors

August 14, 2017

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, New Israeli Shekel (“NIS”) 0.01 par value per share (the “Ordinary Shares”), of Bioblast Pharma Ltd. (the “Company”) in connection with the solicitation by the Company’s board of directors (the “Board of Directors”) of proxies for use at the extraordinary general meeting of the shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The meeting will be held on September 18, 2017, at 10:00 am Israel time, at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

ITEM 1 – To approve a reverse split of the Company’s share capital at the ratio of five to one and to amend the Company’s Amended and Restated Articles of Association accordingly.

Background

On April 12, 2017, the Company received a staff deficiency letter from NASDAQ notifying the Company that for the past 30 consecutive business days, the closing bid price per share of the Company’s Ordinary Shares had been below the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market, as required by NASDAQ Listing Rule 5550(a)(2) (the “Bid Price Rule”). NASDAQ provided the Company with 180 calendar days, or until October 9, 2017, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule, the closing bid price of the Ordinary Shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during the 180 day grace period. In general, applicable NASDAQ rules provide that upon meeting certain NASDAQ listing requirements, a company may be eligible for an additional grace period of 180 calendar days. However, the Company does not meet all such NASDAQ listing requirements and therefore is not eligible for such additional grace period.

If the Company fails to regain compliance with the Bid Price Rule and its Ordinary Shares are delisted, trading in the Ordinary Shares would be expected to be conducted on the Pink Sheets. The Pink Sheets is generally considered to be a less efficient market than the NASDAQ Capital Market, and the stock price, as well as the liquidity of the Ordinary Shares, could be adversely affected as a result. In order to regain compliance with the Bid Price Rule, our Board of Directors recommends that the Company’s shareholders effect a reverse split of the Company’s share capital at the ratio of five to one, as detailed below.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse split of the Company’s share capital at the ratio of five to one, so each five ordinary shares, par value NIS 0.01 per share, shall be consolidated into one ordinary share, par value NIS 0.05 (the “Reverse Split”).

RESOLVED, that the Board of directors of the Company is authorized to cause any shareholders (and any other security holders) who otherwise would be entitled to receive fractional shares as a result of the Reverse Split, because they hold a number of shares not evenly divisible by five, to be automatically entitled to receive an additional fraction of a share to round up to the next whole share.

RESOLVED, to approve and to amend the Company’s Amended and Restated Articles of Association to reflect the Reverse Split, such that as a result, the authorized share capital of the Company shall be NIS 500,000 divided into 10,000,000 ordinary shares, par value NIS 0.05 per share, and Article 2.1.1 of the Company’s Amended and Restated Articles of Association will be replaced in its entirety with the following:

The registered capital of the Company is NIS 500,000 divided into 10,000,000 ordinary shares with a par value of NIS 0.05 each.”

BIOBLAST PHARMA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board of Directors and Chief Executive Officer, Mr. Chaime Orlev, and Mr. Oren Elmaliah, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares, New Israeli Shekel (“NIS”) 0.01 par value per share (the “Ordinary Shares”), of Bioblast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) to be held at the offices of the Company’s counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion”, 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on September 18, 2017, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Extraordinary General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted as abstained for such matter, whether or not you specifically indicate a “ABSTAIN” vote. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BIOBLAST PHARMA LTD.

September 18, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve a reverse split of the Company’s share capital at the ratio of five to one and to amend the Company’s Amended and Restated Articles of Association accordingly (as more fully described in the attached Proxy Statement).

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

___________________	___________________	____________, 2017
NAME	SIGNATURE	DATE

___________________	___________________	____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.